FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 6, 2006 announcing that Registrant’s U.S. subsidiary, Spacenet Inc., has introduced its new Armadillo VSAT.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 7, 2006

Gilat’s Spacenet subsidiary announces new integrated all-weather VSAT communications system formission-critical monitoring systems

Petah Tikva, Israel, February 6, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., introduced its new Armadillo VSAT, a durable, environmentally controlled broadband satellite router system suitable for use in outdoor environments and extreme weather conditions. The Armadillo VSAT is the first satellite networking system designed expressly for all-weather operation and maximum survivability in utility/energy and government applications.

To serve the needs of monitoring/SCADA network operators, Spacenet previously introduced its Armadillo Enclosure, a rugged carbon steel case for use with the Gilat Skystar 360E and SkyEdge VSAT and Spacenet’s Connexstar satellite networking services. The new Armadillo VSAT extends the concept further by delivering a new-generation Gilat SkyEdge satellite router that is constructed with industrial-grade parts and completely integrated with the weather-proof enclosure.

The Armadillo VSAT can withstand temperatures as low as -40 degrees Celsius (-40° F) and up to 60 degrees Celsius (140° F) in full sun exposure, and it uses a unique design to minimize thermal loading from sunlight. The unit offers certain protection from lightning, contains an internal heating and thermostat unit and can be used with AC or DC power supplies. Unlike most industrial enclosures, the integrated Armadillo VSAT does not require an external heating unit, and has low power requirements that make it suitable for use with photovoltaic energy systems. The unit also has a smaller housing footprint than most similar devices and has easy mounting requirements. The Armadillo VSAT is available as part of Spacenet’s narrowband and broadband Connexstar network services designed exclusively for enterprise and government customers.

Spacenet President and CEO Bill Gerety said, “Spacenet understands the mission-critical network and application requirements of our utility and government customers, and we are committed to delivering a best-of-breed solution. The Armadillo VSAT offers key advantages for utility monitoring systems in remote areas and is the foundation of a reliable networking solution that not only increases reliability but also introduces new functionality and capabilities. Spacenet’s Connexstar satellite WAN services are now the clear number-one choice for available-anywhere networks for monitoring and SCADA applications.”

About Spacenet
Spacenet is the worldwide services group of Gilat Satellite Networks Ltd. (Nasdaq: GILTF). Spacenet Inc., based in McLean, Virginia, offers connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides in North America, managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and offers rural telephony and internet access solutions to remote areas mainly in Latin America via

Spacenet Rural Communications.
Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Tel. (954) 435-3310; stan@schneidercom.com

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com